ASBURY AUTOMOTIVE GROUP, INC.
2905 Premiere Parkway, Suite 300
Duluth, GA 30097

December 30, 2020

VIA EDGAR SUBMISSION
Mr. Stephen Kim and Mr. Robert Shapiro
Office of Trade & Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Asbury Automotive Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2019
Filed March 2, 2020
Form 8-K Furnished October 27, 2020
File No. 1-31262

Dear Mr. Kim and Mr. Shapiro:

We have reviewed the comment in the letter of the staff (the “Staff”) of the SEC dated December 22, 2020 (referred to as the “Comment Letter”) regarding Asbury Automotive Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2019 (our “Annual Report”) and Current Report on Form 8-K Furnished October 27, 2020 (our “Form 8-K’). Our response is set forth below. For your convenience, we have included the text of your comment in bold prior to our related response.

Form 8-K Furnished October 27, 2020

Exhibit 99.1

1. We note multiple Non-GAAP financial measures were described as “record” performance while their respective most directly comparable GAAP measures had no such descriptions or were omitted. In addition, multiple Non-GAAP financial measures were presented in headlines and/or captions without the most directly comparable GAAP measures. Please revise to present the most directly comparable measures with equal or greater prominence. Refer to Item 10(e)(i)(a) of Regulation S-K and Question 102.10 of the Staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

We acknowledge the Staff’s comments and would like to bring to the Staff’s attention that the most directly comparable GAAP measures for the Non-GAAP financial measures described as “record” were included in the “Key Operating Highlights” table and a reconciliation of the GAAP to Non-GAAP amounts were included in the section labeled “Supplemental Disclosures.” We further acknowledge the GAAP equivalent was not presented with the same prominence on the banner of Exhibit 99.1. Accordingly, we respectfully advise the Staff that we will revise future filings on Forms 8-K to present any Non-GAAP financial measures along with the most directly comparable GAAP measures with equal or greater prominence in heading paragraphs and in other parts of the earnings release in accordance with Item 10(e)(i)(a) of Regulation S-K and Question 102.10 of the Staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

In connection with our above response, Asbury Automotive Group, Inc. acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in the filings referenced in the Comment Letter; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange

Commission from taking any action with respect to the such filings; and (c) it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please address any questions you may have to me at (770) 418-8206 or via email at pguido@asburyauto.com.

Respectfully,

/s/ Patrick J. Guido
Patrick J. Guido Senior Vice President and Chief Financial Officer

cc:	David W. Hult, Chief Executive Officer, President and Director
Maureen Morrison, Director and Chairman of the Audit Committee
William Stax, Vice President, Controller and Chief Accounting Officer
George A. Villasana, Senior Vice President and General Counsel
William Shimp, Ernst & Young LLP
Joel May, Jones Day